Exhibit 99.1

WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

PROXY STATEMENT AND NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 21, 2025

February 28, 2025

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of shareholders (the “Meeting”) of WEBUY GLOBAL LTD, a Cayman Islands exempted company (the “Company”), will be held on March 21, 2025 at 10:00 a.m. Singapore Time (March 20, 2025 at 10:00 p.m. Eastern Time), at our executive office at 35 Tampines Street 92, Singapore 528880, for the following purposes:

1. Proposal One. By an ordinary resolution, to approve:

(A)	a share consolidation of the Company’s issued and unissued class A ordinary shares of par value US$0.0000154 each in the Company (the “Class A Ordinary Shares”) and the Company’s issued and unissued class B ordinary shares of par value US$0.0000154 each in the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) be approved at a ratio of one (1)-for-three (3), with immediate effect upon the passing of these resolutions (the “Share Consolidation”) so that following the Share Consolidation, the authorized share capital of the Company will be changed from US$100,100 divided into 6,500,000,000 ordinary shares of a par value of US$0.0000154 each comprising (a) 6,498,750,000 class A ordinary shares of a par value of US$0.0000154 each and (b) 1,250,000 class B ordinary shares of a par value of US$0.0000154 each, to US$100,100 divided into 2,166,666,666.6̅6̅6 ordinary shares of a par value of US$0.0000462 each comprising (a) 2,166,250,000 class A ordinary shares of a par value of US$0.0000462 each and (b) 416,666.6̅6̅6 class B ordinary shares of a par value of US$0.0000462 each;

(B)	immediately following the Share Consolidation becoming effective, the authorized but unissued share capital of the Company be diminished by US$0.0000308 by the cancellation of the 0.6̅6̅6 authorized but unissued class B ordinary shares with par value of US$0.0000462 each in the capital of the Company (the “Diminution”, together with the Share Consolidation, the “Change of Share Capital”) such that immediately following the Diminution, the authorized share capital of the Company will be US$100,099.9999692 divided into 2,166,666,666 ordinary shares of a par value of US$0.0000462 each comprising (a) 2,166,250,000 class A ordinary shares of a par value of US$0.0000462 each and (b) 416,666 class B ordinary shares of a par value of US$0.0000462 each; and

(C)	in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the board of directors (the “Board”) of the Company in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, and the Board be and is hereby authorized to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Change of Share Capital, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Change of Share Capital.

The Board urges shareholders to vote “FOR” Proposal One.

2. Proposal Two. By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One. The Board urges shareholders to vote “FOR” Proposal Two.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”), including the financial statements, is available on the SEC’s website at http://www.sec.gov and is also attached to this Notice.

Your vote is important. Whether or not you plan to attend the Meeting, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors,
Sincerely,

/s/ Bin Xue
Bin Xue
Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON MARCH 21, 2025.

WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

Proxy Statement

The board of directors (the “Board”) of WEBUY GLOBAL LTD, a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for an extraordinary general meeting of shareholders of the Company (the “Meeting”). The Meeting will be held on March 21, 2025 at 10:00 a.m. Singapore Time (March 20, 2025 at 10:00 p.m. Eastern Time), at our executive office at 35 Tampines Street 92, Singapore 528880.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the Meeting, our shareholders will act upon the matters described in this proxy statement.

These matters include 1) the approval of the Change of Share Capital, and 2) the approval of the adjournment of the Meeting if necessary.

What are the Board’s recommendations?

Our Board recommends that you vote:

●	“FOR” the Change of Share Capital;

●	“FOR” the adjournment of the Meeting.

Who is entitled to attend and vote at the Meeting?

Only shareholders of record at the close of business on February 28, 2025, which we refer to as the Record Date, are entitled to receive notice of, and to attend and vote at, the Meeting. On December 18, 2024, the shareholders of the Company approved an initial share consolidation proposal, which was later implemented at one (1)-for-forty (40) by the Board on January 15, 2025 (the “First Share Consolidation”). As of the date of this proxy statement, the Company’s transfer agent is awaiting FINRA approval to update the Company’s records for the First Share Consolidation. As a result, as of the Record Date and the date of this proxy statement, although there are actually 1,806,752 Class A ordinary shares of par value of US$0.0000154 each and 534,885 Class B ordinary shares of par value of US$0.0000154 each of the Company issued and outstanding after the First Share Consolidation, the transfer agent still records 72,270,053 Class A ordinary shares of par value US$0.000000385 each and 21,395,400 Class B ordinary shares of par value US$0.000000385 each of the Company issued and outstanding, which are eligible for voting at this extraordinary general meeting. Holders of Class A ordinary shares as of the Record Date are entitled to one vote on a poll for each Class A ordinary share held for each of the proposals. Holders of Class B ordinary shares as of the Record Date are entitled to ten votes on a poll for each Class B ordinary share held for each of the proposals.

A list of shareholders entitled to vote at the Meeting will be available at the Meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the Meeting or by proxy. There are two ways to vote by proxy:

●	By Internet — You can vote over the Internet by going to www.transhare.com, clicking on Vote Your Proxy, logging in using the control number and following the instructions to vote your shares;

●	By Mail — You can vote by mail by signing, dating and mailing the enclosed proxy card;

By Email: Please email your signed proxy card to Proxy@Transhare.com; or

By Fax: Please fax this proxy card to 1.727.269.5616.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Meeting, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the Meeting in order to vote.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your instructions, your shares will be voted as follows:

●	“FOR” the Change of Share Capital

●	“FOR” the adjournment of the Meeting.

What constitutes a quorum?

According to the Company’s Articles of Association, a meeting of shareholders is duly constituted if there are two Members entitled to vote and present in person, through their authorized representative or by proxy, holding in aggregate at least one-third of the issued voting share capital of the Company entitled to vote on resolutions of Members to be considered at the meeting.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

How will shares be voted at the Meeting?

In accordance with the articles of association of the Company, all resolutions put to the vote of the Meeting shall be decided by way of a poll.

What is required to approve each item?

●	For Proposal One, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting, is required.

●	For Proposal Two, the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting, is required.

For the purpose of determining whether the shareholders have approved Proposal One abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of these Proposals. Abstentions will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Two, abstentions, if any, will not be counted as votes cast and will not affect the outcome of these Proposals, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Two, which are considered routine matters.

How will Ordinary Shares represented by properly executed proxies be voted?

All Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card bearing a later date,

●	voting over the Internet, or

●	voting in person at the Meeting.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, Transhare Corporation at (303) 662-1112.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our transfer agent or proxy agent, Transhare Corporation as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

PROPOSAL ONE

TO APPROVE THE CHANGE OF SHARE CAPITAL

Background

We are proposing to approve:

(A)	a share consolidation of the Company’s issued and unissued class A ordinary shares of par value US$0.0000154 each in the Company (the “Class A Ordinary Shares”) and the Company’s issued and unissued class B ordinary shares of par value US$0.0000154 each in the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) be approved at a ratio of one (1)-for-three (3), with immediate effect upon the passing of these resolutions (the “Share Consolidation”) so that following the Share Consolidation, the authorized share capital of the Company will be changed from US$100,100 divided into 6,500,000,000 ordinary shares of a par value of US$0.0000154 each comprising (a) 6,498,750,000 class A ordinary shares of a par value of US$0.0000154 each and (b) 1,250,000 class B ordinary shares of a par value of US$0.0000154 each, to US$100,100 divided into 2,166,666,666.6̅6̅6 ordinary shares of a par value of US$0.0000462 each comprising (a) 2,166,250,000 class A ordinary shares of a par value of US$0.0000462 each and (b) 416,666.6̅6̅6 class B ordinary shares of a par value of US$0.0000462 each;

(B)	immediately following the Share Consolidation becoming effective, the authorized but unissued share capital of the Company be diminished by US$0.0000308 by the cancellation of the 0.6̅6̅6 authorized but unissued class B ordinary shares with par value of US$0.0000462 each in the capital of the Company (the “Diminution”, together with the Share Consolidation, the “Change of Share Capital”) such that immediately following the Diminution, the authorized share capital of the Company will be US$100,099.9999692 divided into 2,166,666,666 ordinary shares of a par value of US$0.0000462 each comprising (a) 2,166,250,000 class A ordinary shares of a par value of US$0.0000462 each and (b) 416,666 class B ordinary shares of a par value of US$0.0000462 each; and

(C)	in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the board of directors (the “Board”) of the Company in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, and the Board be and is hereby authorized to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Change of Share Capital, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Change of Share Capital.

Purpose of the Change of Share Capital

The Company’s Class A Ordinary Shares were previously listed on the Nasdaq Capital Markets.

On January 26, 2024, the Company received a letter from the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) regarding the Company’s failure to comply with Nasdaq Continued Listing Rule 5550(a)(2) (the “Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share. A failure to comply with Rule 5550(a)(2) exists when listed securities fail to maintain a closing bid price of at least $1.00 per share for 30 consecutive business days. Based on the closing bid price for the last 30 consecutive business days, the Company failed to meet the aforesaid requirement. Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 25, 2024, to regain compliance with the Rule. Subsequently, on July 25, 2024, the Company was provided an additional 180 calendar day compliance period, or until January 21, 2025, to demonstrate compliance.

On December 18, 2024, the shareholders of the Company approved an initial share consolidation proposal, which was later implemented at one (1)-for-forty (40) by the Board on January 15, 2025. However, despite the Company’s expedient filing with the secretary of Cayman Islands to effectuate the share consolidation, the Company failed to implement it at Nasdaq within the compliance period due to the reduced operational capacity and slower processing times during the holiday season. Therefore, on January 22, 2025, the Company received a letter from the Listing Qualifications Department of the Nasdaq regarding the Company’s failure to regain compliance with Listing Rule 5550(a)(2), which results in a Staff Delisting Determination under Rule 5810(3)(A)(ii). The trading of the Company’s Class A ordinary shares was suspended at the opening of business on January 29, 2025.

The Company’s securities are currently trading on the over-the-counter (“OTC”) Market under the symbol “WBUYF.” The last reported closing price of the Company on February 27, 2025 on OTC was $0.064.

Thereafter, Company appealed Staff’s determination to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. On February 27, 2025, the Company participated in the hearing with the Panel, during which the Company presented the Panel that, as a result of the trading suspension on Nasdaq, the Company’s share price further plunged. Therefore, to enhance the Company’s ability to regain compliance with the bid price requirement and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to effectuate a further share consolidation to meet the bid price requirement at a greater margin that is convincing to the Panel. Specifically, the Company is seeking the Panel to render a favorable decision that could grant the Company a further extension to regain compliance. As a result, the Board is soliciting shareholders’ approval to effect the Share Consolidation, and to provide authorization to the Board, as it considers expedient, to settle any difficulty which arises in relation to any consolidation of Ordinary Shares of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

In evaluating whether or not to conduct the Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies and the Company that have effected of share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from Nasdaq. The Board determined that continued listing on Nasdaq is in the best interest of the Company and its shareholders, and that the Share Consolidation is probably necessary to maintain the listing of the Ordinary Shares on Nasdaq.

In addition, there can be no assurance that, after the Share Consolidation, the Company would be better suited to convince Nasdaq to the relist its Ordinary Shares on Nasdaq. Nasdaq maintains several other continued listing requirements currently applicable to the listing of the Ordinary Shares. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of Ordinary Shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the Ordinary Shares, it may not increase the market price of the Ordinary Shares in proportion to the reduction in the number of Ordinary Shares issued and outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Ordinary Shares could be adversely affected by the reduced number of shares that would be issued and outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

The Diminution is proposed so that the number of authorized shares in the capital of the Company will remain as a whole number after the Share Consolidation.

Fractional Shares

No fractional shares shall be issued upon the Share Consolidation. Upon approval of this Proposal, the directors will be authorized to round up any fractions of Ordinary Shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of the Share Consolidation.

Effects of the Change of Share Capital

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, our authorized Ordinary Shares, will be consolidated at the ratio of one (1)-for-three (3), accompanied by a corresponding increase in the par value of the Ordinary Shares from US$0.0000154 each share to US$0.0000462 each share.

Issued and Outstanding Shares

The Share Consolidation will also reduce the number of issued and outstanding Ordinary Shares at the ratio of one (1)-for-three (3), accompanied by a corresponding increase in the par value of the Ordinary Shares from US$0.0000154 each share to US$0.0000462 each share.

Each shareholder’s proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

There are no preferred shares currently issued and outstanding.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation, the Company’s shareholders will be notified that the Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, Transhare Corporation, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Ordinary Shares in exchange for certificates representing post-consolidation Ordinary Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy (or in the case of Members who are corporations, by their respective duly authorized representative) at the Meeting is required to approval this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO

ADJOURNMENT OF THE MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF PROPOSAL ONE.

Proposal Two, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. This Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposal.

If Proposal Two is not approved by our shareholders, the chairman of the Meeting may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy (or in the case of Members who are corporations, by their respective duly authorized representative) at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for this Proposal, which is considered a routine matter.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the Meeting other than the Change of Share Capital and the adjournment of the Meeting to a later date or dates, if necessary.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Date: February 28, 2025	By	Order of the Board of Directors

/s/ Bin Xue
Bin Xue Chief Executive Officer